Vivendi Universal: Telecommunications in Poland
Paris, January 3, 2006 — On December 20, 2005, the Vienna Commercial Court (Austria), ruling on the basis of an application filed by Elektrim Telekomunikacja (“Telco”), cancelled the first holding of the arbitral award issued in Vienna on November 26, 2004 in the dispute opposing Deutsche Telekom to Elektrim and Telco concerning the PTC shares. This first holding deemed that the transfer of PTC shares by Elektrim to Telco in 1999 was “ineffective” and that the PTC shares subject of such transfer had never left Elektrim. All the other holdings of the arbitral award remain unchanged, including the one concerning the tribunal’s lack of jurisdiction over Telco.
The Commercial Court determined that the arbitral tribunal, while declaring that it had no jurisdiction over Telco, nonetheless issued an award that was likely to affect Telco’s rights.
The ruling of the Vienna Commercial Court, which remains appealable, fully confirms Vivendi Universal’s (Paris Bourse: EX FP; NYSE: V) position that this award is unenforceable against Telco and does not affect Telco’s right of ownership to the PTC shares.
In addition, in December 2005 Vivendi Universal acquired from Ymer an additional 2% shareholding in Telco and an additional 1% shareholding in Carcom. As a result, Vivendi Universal now owns 51% of Telco and Carcom.
Vivendi Universal also notes that despite the ruling of the Warsaw Court on November 15, 2005 to re-register Telco as a shareholder in PTC and its representatives as members of PTC’s corporate bodies in the Register of Commerce, they are still to date refused access to PTC’s premises on the instructions of Deutsche Telekom and Elektrim.
We also note that Vivendi Universal has commenced proceedings against Deutsche Telekom before the Paris Commercial Court for damages currently estimated at 2.2 billion euros.
Important Disclaimer:
This press release contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that Vivendi Universal ultimately will not prevail in one or more of the litigations referred to above, and to the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov and with the French Autorité des Marchés Financiers at www.amf-france.org or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.

***
Vivendi Universal is a leader in media and telecommunications with activities in television and film (Canal+ Group), music (Universal Music Group), interactive games (VU Games) and fixed and mobile telecommunications (SFR Cegetel Group and Maroc Telecom).
CONTACTS:

Media	Investor Relations
Paris	Paris
Antoine Lefort +33 (0) 1 71 71 11 80 Agnès Vétillart +33 (0) 1 71 71 30 82 Alain Delrieu +33 (0) 1 71 71 10 86 New York Flavie Lemarchand-Wood +(1) 212.572.1118	Daniel Scolan +33 (0) 171 71 32 91 Laurence Daniel +33 (0) 171 71 12 33 Edouard Lassalle +33 (0) 171 71 30 45 New York Eileen McLaughlin +(1) 212.572.8961